UNITED STATES SEC USE ONLY

            SECURITIES AND EXCHANGE COMMISSION DOCUMENT SEQUENCE NO.

                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES

              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO.(c) S.E.C. FILE NO.

Mercury Computer Systems, Inc.               04-2741391
                                             ----------

1(d) ADDRESS OF ISSUER      STREET  CITY     STATE   ZIP CODE (e) TELEPHONE NO.

199 Riverneck Road, Chelmsford, MA                   01824     (978) 256-1300
                                                     -----     --------------

2(a)NAME OF PERSON FOR WHOSE (b)SOCIAL SECURITY (c)RELATIONSHIP (d) ADDRESS       STREET              CITY       STATE   ZIP CODE
ACCOUNT THE SECURITIES          NO. OR IRS IDENT.  TO ISSUER
ARE TO BE SOLD                  NO.

James R. Bertelli                                    President                    34 Powers Road      Hollis     NH        03049
                                                     Chief
                                                     Executive
                                                     Officer

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)           (b)                SEC USE ONLY   (c)           (d)          (e)               (f)                (g)
               ---                ------------   ---           ---          ---               ---                ---

Title of the   Name and Address   Broker-Dealer  Number of     Aggregate    Number of Shares  Approximate        Name of Each
Class of       of Each Broker     File Number    Shares or     Market       or Other Units    Date of Sale       Securities
Securities     Through Whom the                  Other Units   Value        Outstanding       (See instr. 3(f))  Exchange
to be Sold     Securities are                    to be Sold    See instr.   (See instr. 3(e)) (MO.  DAY YR.)     (See instr. 3(g))
               to Offered or                     (See instr.   3(d))
               Each Market Maker                 3(c))
               who is Aquiring
               the Securities


Common         Morgan Stanley Dean                10,000       $530,500     21.48mm           1/31/01            NASDAQ
Stock          Witter
               3 Copley Place, Suite 100
               Boston, MA  02116
               Francis J. Dietrich

INSTRUCTIONS

1. (a) Name of Issuer                                        3. (a) Title of the class of securities to be sold
   (b) Issuer's  I.R.S.  Identification Number                  (b) Name and address of each broker through whom the securities are
   (c) Issuer's  S.E.C. number, if any                              intended to be sold
   (d) Issuer's  address,  including zip code                   (c) Number  of  shares  or  other units to be sold  (if  debt
   (e) Issuer's  telephone number, including area code              including  securities, give the aggregate face amount)
                                                                (d) Aggregate  market  value  of the  securities  to be  sold  as
2. (a) Name of person for whose  account the  securities            of a specified date within 10 days prior to the filing of this
       are to be sold                                               notice
   (b) Such persons Social Security or I.R.S.Identification     (e) Number of shares or other units of the class  outstanding,  or
       number                                                       if debt securities the face amount  thereof  outstanding,  as
   (c) Such  person's relationship  to the  issuer  (e.g.,          shown by the most recent  report or  statement published by the
       officer, director, 10% stockholder, or member                issuer
       of immediate family of any of the foregoing)             (f) Approximate  date on which the securities are to be sold
   (d) Such person's address, including zip code                (g) Name of each securities exchange, if any, on which the securities  are  intended  to be sold  number





                                 SEC 1147 (9-93)

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                Name of Person
Title of     Date You  Nature of                from Whom Acquired            Amount of             Date of
the Class    Acquired  Acquisition Transaction  (If gift, also give date      Securities Acquired   Payment     Nature of Payment
                                                donor acquired)

Common       1/1/83    Founders stock           Mercury Computer              800,000               N/A         N/A
Stock                                           Systems, Inc.

INSTRUCTIONS: 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

          TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS TABLE II

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                                         Amount of       Gross
Name and Address of Seller              Title of Securities Sold        Date of Sale     Securities      Proceeds

James R. Bertelli                       Mercury Computer                1/30/01          10,000          520,730.27
34 Powers Road                          Systems, Inc.
Hollis, NH  03049

REMARKS:



INSTRUCTIONS:                                                                      ATTENTION:
See the  definition  of "person" in paragraph  (a) of Rule 144.  Information       The person for whose  account  the  securities
is to be given not only as to the person for whose account the securities          to which this notice relates are to be sold
are to be sold but also as to all other peresons included in the definition.       hereby represents by signing this notice that he
In addition, information shall be given as to sales by all persons whose           does not know any material adverse information
sales are required by paragraph (e) of Rule 144 to be aggregated with sales        in regard to the current and prospective
for the account of the person filing this notice.                                  operations of the Issuer of the securities to be
                                                                                   sole which has not been publicly disclosed.


                     01/31/01                                                       /s/ James R. Bertelli by
                  (DATE OF NOTICE)                                                      Anthony J. Medaglia, Jr., atty
                                                                                         (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).